UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2005

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED
ACN 064 270 006

4 February 2005

Ms Melissa Grundy
Senior Companies Adviser
Australian Stock Exchange Limited
123 Eagle Street
BRISBANE QLD 4000.

By facsimile 3832 4114

Dear Ms Grundy,

  REQUEST FOR TRADING HALT

I refer to our discussions of Thursday 3 February and today and confirm that
Metal Storm Limited requests a trading halt.

As discussed, the Company is currently in negotiations with the Company’s founder and major shareholder, Mr Mike O’Dwyer, with a view to agreeing the terms of the cessation of his relationship with the Company, other than as a shareholder and as an unpaid consultant to the Board.  Mr O’Dwyer has also indicated that he intends to seek to sell down up to half of his shareholding, and transfer some of the balance to other family members and associates.

In order to finalise those negotiations and ensure that the market is properly informed as to Mr Mike O’Dwyer’s intentions in respect of his shareholdings,
Company considers it appropriate to seek a trading halt.

The Company is also expecting to announce other changes to the Board, and is finalising negotiations for the appointment of a new Chief Executive Officer.
is expected that an announcement on these matters will be made on Monday 7
February 2004.

Metal Storm Limited is not aware of any reason why the trading halt should not be granted.

Please do not hesitate to contact me if you require further information.

Yours sincerely

Jim MacDonald
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: April 8, 2005	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary